March 23, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Suzanne Hayes

Re:	Cara Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-216657

Acceleration Request

Requested Date:	Friday, March 24, 2017
Requested Time:	4:00 P.M. Eastern Daylight Time

Dear Ms. Hayes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-216657) (the “Registration Statement”) to become effective on March 24, 2017, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, Alison Haggerty at (212) 479-6596.

Very truly yours,

Cara Therapeutics, Inc.

By:	/s/ Josef Schoell

Josef Schoell
Chief Financial Officer

cc:	Derek Chalmers, Ph.D., D.Sc., Cara Therapeutics, Inc.

Darren K. DeStefano, Cooley LLP

Alison A. Haggerty, Cooley LLP